United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

1 Disclosure on Tailings Dams June 2019

2 “This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” “Please note that references in the letter contained in this presentation and the accompanying materials to “Vale” are to Vale S.A., and references to the “Company” or “we” are to Vale and, except where otherwise explicitly noted, its consolidated subsidiaries. Also, please note that, for questions directed at joint venture operations that contain the word “you” or “your,” the information provided herein reflects the responses of such joint ventures, and not Vale.” “Please further note that the letter contained in this presentation and the accompanying materials contain certain forward-looking statements. We caution you that forward-looking statements are not guarantees of future performance and involve many different risks and uncertainties. We respectfully refer you to Vale’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 18, 2019 for a fuller discussion of forward-looking statements and various factors associated with the aforementioned risks and uncertainties.” Disclaimer

3 Message from the CEO Dear Sirs, Dear all, We appreciate the opportunity to engage in this initiative as we are committed to working together to ensure that best practice standards continue to be developed and applied in the mining industry. Vale is going through a critical moment that has created opportunities to identify and reconfirm the Company’s priorities: safety, people and repair. We remain committed to the affected communities and focused on recovery efforts. The pillar of Safety and Operational Excellence is an important and strategic initiative. A new Executive Office has been created and will keep an open and direct reporting channel concerning operational risk management to the CEO and to the Board of Directors. As the Company has demonstrated over recent months, we have not spared – and will not spare – resources or efforts to repair any damages caused to the families involved, to the infrastructure of the communities and to the environment.

4 Message from the CEO Vale is supporting, with complete transparency, the investigation of the causes of the tragedy. There are ongoing investigations being conducted by several Brazilian governmental authorities, by the independent extraordinary committee created by Vale’s Board of Directors, and a panel of experts hired by a foreign law firm appointed by Vale. Vale is also committed to strengthening its pact with society, in which we will seek to deliver a new value proposition by acting as a force for the creation of economic growth in the communities where we operate, going beyond mere tax payments and the repair actions. We plan to seek opportunities to establish partnerships and alliances to foster sustainable development in local territories. We firmly believe that these visionary steps will be critical to the reimagining of mining operations in Brazil and in the rest of the world. Yours sincerely, Eduardo Bartolomeo Vale CEO

5 24/7 Geotechnical Monitoring Center Implementation based on high technical standards • Data gathering from 25 structures, of which, Forquilha III and IV, Doutor, 7B, Capitão do Mato and Campo Grande already have live monitoring equipment • 24 specialists, on shift rotation, are responsible for monitoring the data 24 hours per day, 7 days per week, to ensure safe and quick decision making • The Geotechnical Monitoring Center started operations in February 2019, and will be expanded throughout all of Vale’s iron ore geotechnical structures

6 Technological investment in tailing dam monitoring different points in the dams Satellite and drone imagery to support conservation states and ground displacement Radars ensure fast response and millimetric precision Geophones measure dam’s response to seismic activity Acquisition of new piezometers and inclinometers Piezometers measuring water level at Video monitoring devices for 24/7 coverage

7 Overview of emergency levels of geotechnical structures Definition Vale’s structures 0 • 80 geotechnical structures with renewed Stability Condition Declarations (DCE) Level 0 Normal situation, regular monitoring on March 31 , 2019 st • 1 • • • • • • Pontal system Campo Grande Doutor Marés 2 Capitão do Mato Sul Inferior • • • • • • Dique B Taquaras Maravilhas 2 Dike at Dam 5 Vargem Grande Dam 6 Level 1 Situation of instability, may require enhanced monitoring • Level 2 From this level, the evacuation of people in the Self-rescue Zone is put in motion • 2 • Forquilha II • Grupo Level 3 Care is extended to people in the Secondary Safety Zone through educational measures and emergency evacuation drills • • Sul Superior B3/B4 • • Forquilha I Forquilha III 3 •

8 Emergency evacuation drills and siren The siren drive is part of the emergency plan for mining dams following requirements of the Brazilian law protocols. In case of level 1 and 2, the siren has the specific function of alerting the population to evacuate the Self-rescue Zone (ZAS). From level 2 to level 3, it is only an alert for people in the Secondary Safety Zone (ZSS). Vale has, so far, carried out 9 emergency drill simulation exercises in 2019 within communities close to dams where the protocol to initiate level 3 of the Emergency Action Plan for Mining Dams (PAEBM) has been activated in preventive manners. ZAS comprises the region that is up to 10 km or 30 minutes from the point of rupture of the dam, whereas ZSS comprises the region after 10 km or 30 minutes

9 What is a dam? Dams are structures designed by engineers and used as a reservoir for the containment and accumulation of liquid substances or mixtures of liquids and solids from ore processing. The main ones used by Vale are the downstream and upstream construction methods Downstream Upstream The downstream shell is built on compacted soil, regardless of the type of tailings used. It is built in the direction of the water flow (downstream). The dam body is constructed using the deposited tailings. It is built in the opposite direction of the water flow (upstream). The dam needs thick tailings so that the shell can be constructed.

10 Understanding Vale’s upstream dam de-characterization process • Introducing the new de-characterization schedule to the competent authorities on March 22nd, 2019 • Vale’s process to expedite de-characterization of nine iron ore upstream dams in Brazil is progressing according to the new schedule presented by the company to competent authorities on March 22nd, 2019 • The process is being designed to ensure the safety of workers and downstream areas • The first de-characterization works of the 8B dam in the Águas Claras mine have already started

11 What does de-characterization mean? Background Dam de-characterization is a technical term given to an ensemble of engineering procedures that seek to definitely shut down a structure According to Article 23.291 issued on February 25th, 2019, with Dam Safety Policy provisions for MG, it is the process by which a dam is devoid of the characteristics that make it a dam, i.e., it will cease operating as a tailings containment structure to start being used for another purpose After the physical de-characterization works are completed, the remaining structure will no longer be a dam and will be totally reincorporated to the surrounding geographical environment • Vale’s upstream iron ore dam de-characterization plan was prepared in 2014 • In 2018, 20 dams were de-characterized, including: the Athayde dam in the Capanema mine, the Ingleses dike in the Gongo Soco mine, the Pera dike in the Del Rey mine, the 10-dam in the S11D mine, the Fazendão Lavra Azul mine. We now have de-characterized structures whose work plans have been approved by the regulatory agencies • The company decided to expedite plan implementation in face of the breach of Dam 1, an upstream construction dam • None of the nine upstream dams receives new tailings and the nearby operations are also shut down, as a de-characterization process progress requirement

12

Where are the nine iron ore upstream dams that will be de-characterized?

- **8B dam** (Nova Lima-MG)
- **B3/B4 dam** (Nova Lima-MG)
- **Fernandinho dam** (on the border between Nova Lima and Rio Acima-MG)
- **Forquilha I dam** (Ouro Preto-MG)
- **Forquilha II dam** (Ouro Preto-MG)
- **Forquilha III dam** (Ouro Preto-MG)
- **Grupo dam** (Ouro Preto-MG)
- **Sul Superior dam** (Barão de Cocais-MG)
- **Vargem Grande dam** (on the border between Nova Lima and Rio Acima-MG)

Minas Gerais State (MG), Brazil



VALE

13 Vale is accelerating the decommissioning of 9 upstream iron ore dams in Brazil US$ 1.9 billion provisioned for the decommissioning of upstream dams 2 will be completely decommissioned in 3 years 5 will be transformed into downstream prior to decommissioning 2 will have its safety factor increased within 3 years prior to decommissioning Estimated expense between US$ 150-200 million in 2019, around US$ 500 million in 2020 and between US$ 150-200 million in the following years Ongoing assessments on engineering projects and expenses for other geotechnical structures (owned and JVs) • • • • • Revaluation under higher safety standards, evacuation of upstream dams areas

14 Safety and operational excellence are key elements throughout the organization Safety and Operational Excellence Area reporting to the CEO Business areas and functional units VPS stands for Vale Production System •Responsible for management and safety in operations •Comply with operational excellence guidelines •Asset risk management report and whistleblowing •Ensure technical expertise within the operational teams •Mandatory VPS •Department led by the Executive Director Carlos Medeiros •Define technical parameters •Support use of risk and asset management models and standards by operational areas •Focus on standards and procedures •Audit with independence and transparency

15

Tailings dam classification systems

Brazilian classification system

Potential damage	Dam volume	Population downstream	Environmental	Socio-economic
High	Higher than 5M m^3	People occasionally transiting and staying downstream	Hazardous tailings or environmental relevant or protected area	High concentration of social-economic activity downstream
Average	Higher than 500k m^3 and lower than 5M m^3	Existence of local use road	Unspecified	Moderate concentration of social-economic activity downstream
Low	Lower than 500k m^3	No person in the affected area	Non-hazardous tailings and environmentally non-relevant or protected area	Low concentration of social-economic activity downstream

ANM/DNPM nº 70.389/17, Mozambique applies the same high-low classification for potential damage

VALE

16 Tailings dam classification systems Canadian classification system Canadian Dam Association - Consequence Classification Ratings for Dams Potential damage Loss of life Environmental and cultural values Infrastructure and economics Extreme More than 100 Major loss Extremely high economic losses affecting critical infrastructure Very high 100 or fewer Significant loss Very high economic losses affecting important infrastructure High 10 or fewer Significant loss High economic losses affecting infrastructure Significant Low potential for multiple loss of life No significant loss Low economic losses affecting limited infrastructure Low There is no possibility of loss of life No long-term loss Minimal economic losses

17 Tailings dam classification systems New Caledonia classification system Décret n° 2015-526 du 12 mai 2015, H = Height, V (volume) in Mm3, Coefficient of class = H2xV0.5 Class of dam Protected population Geometric characteristics A > 30,000 H > 20m C > 1,500 B 3,000 < population < 30,000 H > 10m C > 200 C <3,000 H < 10m C > 20

18 Operated and non-operated tailings dams Ifaile'd"t'o''be""c"o nfi,rm''e"d"o'r''c"e' rti"fie'"d"a"s'·stable, lcwat"e"g'o"ri"sa"ti'o"n o"f th'is I.M 1 .,."" "'" Owned and operated Owned and or experienced notable stability concerns, as Inac facility, based on identified by an independent engineer (even consequence of if later certified as stable by the same or a "Tailings Dam" Name/Identifier I "' "" failure? different firm). method Fernandinho tive/Care and Upstream Low No Ab6boras. Nova Lima.M1nas Gerais.Brazil Maintenance Inactive/Care and Maintenance Upstream High Yes Vargem Grande Ab6boras, Nova Lima, Minas Gerais, Brazil operated Diogo Agua Limpa, Rio Piracicaba,Minas Gerais. Brazil Owned and ooerated Active Downstream High Yes 5 - MAC System Aguas Claras,Nova Lima, Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Downstream High Yes Campo Grande Alegria, Mariana. Minas Gerais,Brazil Owned and operated Inactive/Care and Maintenance Centerline High Yes Norte/Laranjei ras Brucutu,Barao de Cocais, Mni as Gerais, Brazil Owned and operated Active Single Step High No Sui(Corrego do Canal) Brucutu.Sao Gon alo do Rio Abaixo. Minas Gerais. Brazil Owned and operated Active Downstream High Yes Torto Brucutu.Sao Gonalo do Rio Abaixo. Minas Gerais. Brazil Owned and operated Under construction Single Step Under construction Under construction Peneiri nha Capitao do Mato, Nova Lima.Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Sin ;le Step Medium Yes Pontal System Cauo::O,ltabira, Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Downstream High Yes Concei ao Concei ao,l tabira, Minas Gerais, Brazil Owned and operated Active Downstream High Yes ltabi ru<;u Concei ao,l tabira, Minas Gerais, Brazil Owned and operated Active Downstream High No

19 Operated and non-operated tailings dams Ifaile'd"t'o'"b"e"c'o"nfirm,'e"d"o'r'c"e.r.t.i"fie'd"as·stable, .... Conceicao, ltabira, Minas Gerais, Brazil Owned and operated IWh,,''"" " Md 1 method categorisatio n of this or experienced notable stability concerns, as facility,based on identified by an independent engineer (even I.Q., 10 · "'' Owned and consequence of if later certified as stable by the same or a "Tailings Dam" Name/Identifier '"" failure? different firm). Rio do Pelxe System Active Single Step High No Inactive/Care and Maintenance Single Step High Yes VI C6rrego do Feijao,Brumadinho, Minas Gerais, Brazil operated Galego C6rrego do Meio, Sabara, Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Downstream High No Forquilha I Fabrica,Ouro Preto,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Upstream High Yes Forquilha II Fabrica,Ouro Preto,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Upstream High Yes Forquilha Ill Fabrica,Ouro Preto,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Upstream High Yes Grupo Fabrica,Ouro Preto,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Upstream High Yes Forquilha IV Fabrica,Ouro Preto,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Centerline High No Forquilha V Fabrica,Ouro Preto,Minas Gerais, Brazil Owned and operated Commissioning Single Step High Commissioning Sui Superior Gongo Soco, Barao de Cocais, Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Upstream High Yes 2 Kalunga Manganes Azul, Parauapebas. Para, Brazil Owned and operated Inactive/Care and Maintenance Upstream Medium No 3 Kalunga Manganes Azul,Parauapebas, Para, Brazil Owned and operated Inactive/Care and Maintenance Upstream Low No

20 Operated and non-operated tailings dams Ifaile'd"t'o'"b"e"c'o"nfirm,'e"d"o'r'c"e.r.t.i"fie'd"as·stable, .... Manganes Azul, Parauapebas, Para, Brazil Owned and operated IWh,,''"" " Md 1 method categorisatio n of this or experienced notable stability concerns, as facility,based on identified by an independent engineer (even I.Q., 10 · "'' Owned and consequence of if later certified as stable by the same or a "Tailings Dam" Name/Identifier '"" failure? different firm). Azul Active Downstream High No Active Downstream Medium No Kalunga Manganes Azul, Parauapebas, Para, Brazil operated B3/B4 Mar Azul, Nova Lima, Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Upstream High Yes 5 - Mutuca Mutuca, Nova Lima, Minas Gerais, Brazil Owned and operated Active Downstream High Yes Maravilhas II Pice, ltabirito,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Downstream High Yes Maravilhas I Pice, ltabirito,Minas Gerais, Brazil Owned and operated Inactive/Care and Maintenance Downstream Medium Yes Maravilhas Ill Pice, ltabirito,Minas Gerais, Brazil Owned and operated Under construction Single Step Under construction Under construction Gregorio Santa Cruz,Corumba, Mate Grosso do Sui, Brazil Owned and operated Active Centerline High No Geladinho Serra Norte, Parauapebas, Para, Brazil Owned and operated Active Single Step High No Gelado Serra Norte, Parauapebas, Para, Brazil Owned and operated Active Downstream High No Doutor Timbopeba, Ouro Prete, Minas Gerais,Brazil Owned and operated Inactive/Care and Maintenance Centerline High Yes Timbopeba Timbopeba, Ouro Prete, Minas Gerais,Brazil Owned and operated Inactive/Care and Maintenance Single Step High No

21

Operated and non-operated tailings dams

"Tailings Dam" Name/Identifier	Location	Ownership	Status	Raising method	What is your hazard categorisation of this facility, based on consequence of failure?	Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm).
Bacia 02 Pé da Serra	Urucum, Corumbá, Mato Grosso do Sul, Brazil	Owned and operated	Active	Single Step	Medium	No
Bacia 03-04 Pé da Serra	Urucum, Corumbá, Mato Grosso do Sul, Brazil	Owned and operated	Active	Single Step	Medium	No
Bacia 02-03 Alto da Serra Mn	Urucum, Corumbá, Mato Grosso do Sul, Brazil	Owned and operated	Active	Single Step	Low	No
Bacia 05 Alto da Serra	Urucum, Corumbá, Mato Grosso do Sul, Brazil	Owned and operated	Active	Single Step	Low	No
Bacia 07 Alto da Serra	Urucum, Corumbá, Mato Grosso do Sul, Brazil	Owned and operated	Active	Single Step	Low	No
TSF-01	Tete, Mozambique	Owned and operated	Active	Downstream	Low	No
Barragem de Rejeitos do Sossego	Sossego, Canaã dos Carajás, Pará, Brazil	Owned and operated	Active	Centerline	High	No
Pondes de Rejeitos	Igarapé Bahia, Parauapebas, Pará, Brazil	Owned and operated	Inactive/Care and Maintenance	Downstream	Medium	Yes
Barragem de Rejeito do Mirim	Salobo, Marabá, Pará, Brazil	Owned and operated	Active	Downstream	High	No
KO2 Berm	Noumea, New Caledonia	Owned and operated	Active	Downstream	Class A	No

VALE

22

Operated and non-operated tailings dams

"Tailings Dam" Name/Identifier	Location	Ownership	Status	Raising method	What is your hazard categorisation of this facility, based on consequence of failure?	Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm).
Voisey's Bay TSF	Voisey's Bay, Labrador, Canada	Owned and operated	Active	Single step	Very high	No
Long Harbour Residue Storage Facility	Long Harbour, Newfoundland, Canada	Owned and operated	Active	Single step	Extreme	No
FETA Dam	Sudbury, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Single Step	Low	No
Levack TSF	Onaping, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Downstream	Significant	No
Shebandowan TSF	Shebandowan, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Downstream	Very High	No
Thompson TSF	Thompson, Manitoba, Canada	Owned and operated	Active	Downstream	Very High	Yes
Upper Pond Tailings Facility	Copper Cliff, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Upstream	Extreme	No
A Area Tailings	Copper Cliff, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Upstream	Extreme	No
M Area Tailings	Copper Cliff, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Upstream	Extreme	Yes
P Area Tailings	Copper Cliff, Ontario, Canada	Owned and operated	Inactive/Care and Maintenance	Upstream	Extreme	Yes
R1 Tailings	Copper Cliff, Ontario, Canada	Owned and operated	Active	Compacted Outer Shell	Extreme	No

23 Operated and non-operated tailings dams Ifaile'd"t'o'"b"e"c'o"nfirm,'e"d"o'r'c"e.r.t.i"fie'd"as·stable, .... Copper Cliff,Ontario,Canada Owned and operated IWh,,''"" " Md 1 method categorisatio n of this or experienced notable stability concerns, as facility,based on identified by an independent engineer (even I.Q., 10 · "'' Owned and consequence of if later certified as stable by the same or a "Tailings Dam" Name/Identifier '"" failure? different firm). R2 Tailings Active Compacted Outer Shell Extreme No Active Compacted Outer Shell Extreme No R3 Tailings Copper Cliff,Ontario,Canada operated R4 Tailings Copper Cliff,Ontario,Canada Owned and operated Active Compacted Outer Shell Extreme No Germano Main Dam Mariana, Minas Gerais, Brazil Non-operated Joint Venture Inactive Upstream High No Germano Pit Dam Mariana, Minas Gerais, Brazil Non-operated Joint Venture Inactive Upstream High No MRN-SP-01 Oriximina, Para, Brazil Non-operated Joint Venture Inactive Single Step High No MRN-SP-2/3 Oriximina. Para, Brazil Non-operated Joint Venture Inactive Single Step High No MRN-SP-4N Oriximina, Para.Brazil Non-operated Joint Venture Inactive Upstream High No MRN - SP-4S Oriximina, Para, Brazil Non-operated Joint Venture Inactive Upstream Medium No MRN -SP-SL Oriximina, Para,Brazil Non-operated Joint Venture Inactive Upstream High No MRN-SP-50 Oriximina, Para, Brazil Non-operated Joint Venture Inactive Upstream High No MRN-SP-06 Oriximina. Para, Brazil Non-operated Joint Venture Inactive Upstream High No

24

Operated and non-operated tailings dams

"Tailings Dam" Name/Identifier	Location	Ownership	Status	Raising method	What is your hazard categorisation of this facility, based on consequence of failure?	Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm).
MRN - SP-7A	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Inactive	Upstream	Medium	No
MRN - SP-7B	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Inactive	Upstream	Medium	No
MRN - SP-7C	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Inactive	Upstream	Medium	No
MRN - SP-08	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	High	No
MRN - SP-09	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	High	No
MRN - SP-9A	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	Medium	No
MRN - SP-10	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	High	No
MRN - SP-11	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	High	No
MRN - SP-12	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	Medium	No
MRN - SP-13	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	Medium	No
MRN - SP-14	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	Medium	No
MRN - SP-15	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Active	Single Step	Medium	No

VALE

25 Operated and non-operated tailings dams The interpretation of the question presented in the last column is the following: Since the answer depends on factors including local legislation that are not necessarily tied to best practice, a “Yes” answer may not indicate heightened risk. Stability concerns might include toe seepage, dam movement, overtopping, spillway failure, piping, etc. If the answer is “yes,” have appropriately designed and reviewed mitigation actions been implemented? We also note that this question does not bear upon the appropriateness of the criteria, but rather the stewardship levels of the facility or the dam.

26 Further infonnation on stability reports Concei9ao, ltabira, Minas Gerais, Brazil Yes 2010 and 2011it didn't receive DCE (Stability Condition Statement) for Dique 1A (internal that was part of the structure but it doesn't exist anymore (Source: BOA (FEAM - State Agency Minas Gerais Data System). Currently it has a positive DCE (Stability Condition Statement).

27 Further infonnation on stability reports Pico, ltabirito, Minas Gerais, Brazil

28

Further information on stability reports

"Tailings Dam" Name/Identifier	Location	Ownership	Has this facility, at any point in its history, failed to be confirmed or certified as stable, or experienced notable stability concerns, as identified by an independent engineer (even if later certified as stable by the same or a different firm).	Other information
Maravilhas I	Pico, Itabirito, Minas Gerais, Brazil	Owned and operated	Yes	In 2009, 2010, 2011 and 2014 it didn't receive DCEs (Stability Condition Statement). (Source: 2009, 2010, 2011 and 2014 - BDA (FEAM - State Agency of Minas Gerais Data System)) and currently it has a positive DCE.
Doutor	Timbopeba, Ouro Preto, Minas Gerais, Brazil	Owned and operated	Yes	In 2011 and 2019 it didn't receive DCEs (Source: 2011 - BDA (FEAM - State Agency of Minas Gerais Data System) and 2019 - SIGBM (ANM) as per Vale's press Release).
Pondes de Rejeitos	Igarapé Bahia, Parauapebas, Pará, Brazil	Owned and operated	Yes	This facility has been inactive since 2002. This facility failed to meet appropriate Brazilian Dam Safety Standards following the change in legislation in June 2017 due to not having a spillway. We are in the process of preparing for closure of this facility in accordance with relevant legislation that will rectify this deficiency.
Thompson TSF	Thompson, Manitoba, Canada	Owned and operated	Yes	Based on internal and external investigations, known zones in the dam foundation are under further analysis and we are undertaking additional assessment and precautions while the investigation is ongoing with the oversight of the TRB (Tailings Review Board).
M Area Tailings	Copper Cliff, Ontario, Canada	Owned and operated	Yes	Following internal and external analysis plus the oversight of the TRB (Tailings Review Board), we are in the process of buttressing and stabilizing M Area dams due to known layers of fine tailings in the dam shell.
P Area Tailings	Copper Cliff, Ontario, Canada	Owned and operated	Yes	Following internal and external analysis plus the oversight of the TRB (Tailings Review Board), we are in the process of buttressing and stabilizing P Area dams due to known layers of fine tailings in the dam shell.
MRN - TP-01	Oriximiná, Pará, Brazil	Non-operated Joint Venture	Yes	A prior study raised a concern regarding a specific section within this structure - a spillway was added to address this concern, as recommended in the study. The concern no longer exists and the structure has never failed to obtain a declaration of stability as required under applicable regulations.

VALE

29 Vale has concluded an important step to contain tailings and treat water in Brumadinho Follow the link below to watch the video regarding one of Vale's measures to contain tailings https://www.youtube.com/watch?v=mdyvlf9LuBg&feature=youtu.be

vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations Andre Figueiredo Andre Werner Fernando Mascarenhas Samir Bassil Bruno Siqueira Clarissa Couri Julio Molina Luiza Caetano Renata Capanema Department VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 07, 2019		Director of Investor Relations